Eli Electric Vehicles, Inc.



ANNUAL REPORT

525 S Hewitt St

Los Angeles, CA 90013

0

www.eli.world

This Annual Report is dated June 14, 2021.

BUSINESS

Eli Electric Vehicles, Inc. reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reduce emission and congestions in cities and communities. Eli manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, Eli's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. (Eli US) was formed on February 6, 2018, in the State of Delaware, as the headquarters of the company which manages future sales, marketing, operating, and administrative activities. Eli US is the parent company of Beijing Eli Electric Vehicles Co., Ltd. (Eli China), which was formed on October 12, 2015, in Beijing, China to establish a supply chain and plan for the OEM production of Eli's products. Binhan Li is the CEO and director of both Eli China and Eli US before and after the acquisition. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by Eli Electric Vehicles, Inc. on June 6th, 2019. Eli China became a 100% owned subsidiary of Eli US. The acquisition is a strategic restructuring that establishes Eli as a hardware startup with the capability to manage the overseas supply chain and production activities. The company currently has operations and locations in Los Angeles, California and Beijing, China.

Company Website: www.eli.world

Previous Offerings

Between Aug 14 2020 and March 15 2021, we raised $1,070,000 in convertible notes under Regulation Crowdfunding on the StartEngine platform.
On Aug 15 2020 we raised $100,000 in convertible notes, separately from Regulation Crowdfunding.

Previous Offerings Between Aug 14 2020 and March 15 2021, we raised $1,070,000 in convertible notes under Regulation Crowdfunding on the StartEngine platform.
On Aug 15 2020 we raised $100,000 in convertible notes, separately from Regulation Crowdfunding.
• Name: Class A common Stock
Type of security sold: Equity
Final amount sold: $579,710.00
Number of Securities Sold: 530,363
Use of proceeds: General Operations, R&D, SG&A, Tooling Development : September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $80,002.80
Number of Securities Sold: 56,340
Use of proceeds: General and Administrative
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $4,930,434.78
Use of proceeds: R&D, General and Administrative, Fixed Assets(Tooling Development) | This debt is under the company's subsidiary. Series Seed Warrant was issued in combination to the debt, with the warrant's exercising price equals to the underlying debt's principle USD equivalence. Details are disclosed in the financial section.
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,304,347.82
Number of Securities Sold: 900,000
Use of proceeds: R&D, SG&A, Tooling Development
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: 2020 Series N1-Convertible Promissory Notes
Type of security sold: Debt (Convertible Notes)

Final amount sold: $100,000
Use of proceeds: General Operations
Date: Aug 15, 2020
Offering exemption relied upon: Section 4(a)(2)

• Name: 2020 Series CF-Convertible Promissory Notes
Type of security sold: Debt (Convertible Notes)
Final amount sold: $1,070,000
Use of proceeds: General Operations
Offering Date: Aug 15, 2020
Offering exemption relied upon: Regulation Crowdfunding

• Type of security sold: Debt
Final amount sold: $1,193,387
Use of proceeds: General Operations. See Debt section for details.
Date: March 26, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2020 compared to year ended December 31, 2019
The financial statements reflect our current stage where we have not officially begun mass sales and have not generated significant revenue in 2019 and 2020. The financials reflect the consolidated statements between the company and its subsidiary the company acquired in June 2019, and the subsidiary has been operating since 2015.

Revenue in 2020 was $8,473, compared with $2,448 in 2019. Cost of sales in 2020 was $9,271, compared with $2,565 in 2019. 2020 total operating expenses including general and administrative and sales and marketing was $2,065,208, compared with $1,647,799 in 2019. We officially began producing in limited quantities starting Jan 2021, and shipping sample vehicles to our distributors. By the end of 2020 we have not yet officially began production and sales. Revenue mainly comes from a sample vehicle we shipped to our distributor at the end of year.

We subcontract our vehicle production to an automotive manufacturer in Jiangsu, China, and our Beijing based subsidiary and product team is highly involved with the production process and quality control.

• Historical results and cash flows: Mass sales have not begun by the end of 2021. During the pre-revenue stage, the company was funded through investments and not through its own sales revenue, and the company plan to continue its debt and equity fundraising to continue its operation. A major expense of the company during the product development stage was capital expenses necessary for the product's development and production preparation. These one-time asset acquisitions are not recurrent unless new products are developed in the future. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $96,428.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Greenman Machinery Company
Amount Owed: $2,898,550.72
Interest Rate: 0.0%
Maturity Date: November 06, 2021
This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness. Maturity: The earlier date of (a) the Borrower received necessary approvals from the Chinese regulatory agencies on the foreign investment to exercise its warrant issued to the creditor and (b) 12 months after the date of this agreement. The Creditor was issued warrant opposite its value of the loan provided to the company, if the Borrower fails to receive such necessary approvals prior to the 12-month anniversary date of the loan agreement, the Borrower may exercise the Warrant at the par value with the outstanding loan cancelled; transfer the Warrant to qualified third party; or extend, upon the conent from the Company, the maturity date for another 12 months(maturity noted above is the date after this extension). Warrant: The Borrower shall receive warrants to purchase shares of certain series of preferred stock of the Company at the exercise price equal to the total outstanding Principal in USD, provided that the exercise price may be the par value of the underlying shares pursuant to the terms of the loan agreement. Assignment: The Company may not assign or transfer such loan agreement without the Borrower's consent while the Borrower may transfer to its affiliate upon notification to other parties.

• Creditor: Binhan Li
Amount Owed: $517,391.30
Interest Rate: 0.0%
Maturity Date: November 03, 2021
Nature and terms same as loan arrangements above

• Creditor: Greenman Machinery Company
Amount Owed: $724,637.68
Interest Rate: 0.0%
Maturity Date: December 09, 2021
Nature and terms same as loan arrangements above

• Creditor: Xun Li

Amount Owed: $797,101.45
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Bosheng Wang
Amount Owed: $72,463.77
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Other terms same as loan arrangements above

• Creditor: Wen Li
Amount Owed: $36,231.88
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Xiuqin Liu
Amount Owed: $144,927.54
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

• Creditor: Fujun Zheng
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Kang Zheng
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 04, 2021
Nature and terms same as loan arrangements above

• Creditor: Yong Liu
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 07, 2021
Nature and terms same as loan arrangements above

• Creditor: Zhihui Lv
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

• Creditor: Zheng Yin

Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

• Creditor: Haibo Pan
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 05, 2021
Nature and terms same as loan arrangements above

• Creditor: Xianming Gong
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 05, 2021
Nature and terms same as loan arrangements above

• Creditor: Xiaoping Ye
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 07, 2021
Nature and terms same as loan arrangements above

• Creditor: Xuli Yu
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Shunhong Yu
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Ting Wang
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Miao Zhang
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 07, 2021
Nature and terms same as loan arrangements above

• Creditor: Jianping Huo

Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Jingwen Sun
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

• Creditor: Tianhua Li
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

• Creditor: Juan Yang
Amount Owed: $188,405.80
Interest Rate: 0.0%
Maturity Date: November 11, 2021
Nature and terms same as loan arrangements above

• Creditor: Xun Li
Amount Owed: $153,141.70
Interest Rate: 12%
Maturity Date: August 18, 2021
This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

• Creditor: Yujie Li
Amount Owed: $321,597.57
Interest Rate: 8%
Maturity Date: November 10, 2021
This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

• Creditor: Binhan Li
Amount Owed: $214,398.38
Interest Rate: 0.0%
Maturity Date: Due upon request
This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

• Creditor: Greenman Machinery Company
Amount Owed: $1,193,387.34
Interest Rate: 5%
Maturity Date: December 31, 2022
The company was having ongoing negotiation with creditor on turning the note payable into a convertible instrument, with terms similar to that of 2020 Series N1- Convertible Notes.

• Convertible Note Creditor: Greenman Machinery Company
Amount Owed: $100,000.00
Interest Rate: 5%
Maturity Date: December 31, 2022
Valuation Cap: $16,000,000
Discount Rate: 20%

• Convertible Note Creditor: Crowdfunding Investors
Amount Owed: $1,070,000.00
Interest Rate: 5%
Maturity Date: December 31, 2022
Valuation Cap: $18,000,000
Discount Rate: 20%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Binhan (Marcus) Li
Binhan (Marcus) Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: February 06, 2018 - Present
Responsibilities: Overall responsible for the company's strategy and direction.

Position: Director
Dates of Service: February 06, 2018 - Present
Responsibilities: Make decisions of issues that require Board of Director's approvals.

Other business experience in the past three years:

Employer: Beijing Eli Electric Vehicles Co., Ltd.
Title: CEO
Dates of Service: October 12, 2015 - Present
Responsibilities: R&D, Operations, Overall responsible for company's strategy and direction.
Beijing Eli Electric Vehicles Co., Ltd. is the wholly owned subsidiary of Eli Electric Vehicle, Inc.

Name: Yibing (Sabrina) Yuan

Yibing (Sabrina) Yuan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: SVP Business Development and Strategy
Dates of Service: September 15, 2019 - Present
Responsibilities: Responsible for global business development and corporate strategy.

Position: Company Secretary
Dates of Service: September 20, 2019 - Present
Responsibilities: To ensure the company complies with relevant legislation and regulation and keeps Board Member(s) informed of their legal responsibilities.

Other business experience in the past three years:

Employer: Securitai Inc.
Title: Co-funder and Chief Operation Officer
Dates of Service: March 15, 2018 - September 14, 2019
Responsibilities: Overall responsible for company's operation, Business development, company strategy and sales.

Other business experience in the past three years:

Employer: Eisberg Solutions LLC.
Title: Partner
Dates of Service: May 15, 2017 - April 15, 2018
Responsibilities: Represent and advice clients on investment and acquisition projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Binhan Li
Amount and nature of Beneficial ownership: 900,000
Percent of class: 52.14

Title of class: Class A Common Stock
Stockholder Name: Greenman Machinery Company Ltd.
Amount and nature of Beneficial ownership: 400,000
Percent of class: 31.63

RELATED PARTY TRANSACTIONS

Name of Entity: Greenman Machinery Company
Relationship to Company: 20%+ Owner
Nature / Amount of Interest in Transaction: In 2019, Eli's subsidiary has purchased technical services and acquired tooling necessary from Greenman for Eli ZERO's vehicle parts production,

totaling $818,004; in 2020, Eli's subsidiary has acquired tooling from Greenman for its parts production totaling $266,667.

Since December 31 2020 to date, Eli has acquired additional tooling, and purchases services and technical services from Greenman, totaling $189,576.

Greenman Machinery Company has no single shareholder with more than 20% ownership.

Name of Entity: Greenman Machinery Company
Relationship to Company: 20%+ Owner
Nature / Amount of Interest in Transaction: In 2019, Eli sold $2,766 in material and vehicle parts to Greenman.

Name of Entity: (Beijing) Toppo Machinery Company
Relationship to Company: Shareholder's Subsidiary
Nature / Amount of Interest in Transaction: In 2019, Eli's subsidiary acquired tooling necessary for its parts production, from Greenman's subsidiary, totaling $519,003; and in 2020, totaling $99,080; and December 31 2020 to date, totaling 99,080.

Name of Entity: Yujie Li
Relationship to Company: Immediate family member of the director
Nature / Amount of Interest in Transaction: Loan provided to Company's subsidiary in 2020. Principle: $321,598; Interest Rate: 8%; Maturity Date: November 10, 2021.

Name of Entity: Binhan Li
Relationship to Company: Director
Nature / Amount of Interest in Transaction: Loan provided to Company's subsidiary to date after 2020, in additional to loans made to company before 2020. Principle: $214,398; Interest Rate: 0%; Maturity Date: due upon request.

Name of Entity: Greenman Machinery Company
Relationship to Company: 20%+ Owner
Nature / Amount of Interest in Transaction: In 2020, company issued convertible note to Greenman. Note Amount $100,000; Interest rate 5%, discount rate 20%, valuation cap $16,000,000.

Name of Entity: Greenman Machinery Company
Relationship to Company: 20%+ Owner
Nature / Amount of Interest in Transaction: Loan to Company's subsidiary. Total $2,898,550.72, of which $724,636 provided in 2020. Interest: 0%, maturity date: November 06, 2021.
In 2020, Greenman also entered into series of note payable with the company's subsidiary, with amount of $571,632 in 2020 and $621,755 in 2021, totaling $1,193,387, with interest rate of 5%, and maturity date of December 31, 2022.See Debt section for details. The company was having ongoing negotiation with creditor on turning the note payable into a convertible instrument, with terms similar to that of 2020 Series N1- Convertible Notes.

Name of Entity: Greenman Electric Vehicles
Relationship to Company: Subsidiary of 20%+ Owner
Nature / Amount of Interest in Transaction: In 2020, Eli sold $1,728 in material and vehicle parts to Greenman, currently as receivable.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, and 8,000,000 Preferred Stock.

As of December 31, 2020, 530,363 shares of Class A Common Stock and 900,000 shares of Class B Common Stock are outstanding. 56,340 shares of Series Seed Preferred Stock issued and outstanding.

Shares reserved for issuance upon exercise or conversion includes 880,000 shares in Stock Options and 3,402,000 in Warrants.

As of December 31, 2020 Convertible Notes issued includes 2020 Series CF Convertible Promissory Notes and 2020 Series N1 Convertible Promissory Notes, amount outstanding totals $350,432

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

[Class A Common Stock]

The amount of security authorized is 10,000,000 with a total of 1,410,363 outstanding.

Voting Rights

Class A Common Stock Holders are entitled to one vote each share. Please note 2020 Series CF Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder of the securities shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to vote of such holders.

Material Rights

NOTE: The total amount outstanding includes 880,000 of shares to be issued pursuant to stock options, reserved but unissued.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation.

[Class B Common Stock]

The amount of security authorized is 2,000,000 with a total of 900,000 outstanding.

Voting Rights

The holders of Class B Common Stock are entitled to four votes each share

Material Rights

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to

Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.
Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation
Dividend rights: Dividend rights with no preferences, same as Preferred Stock.
Voluntary Conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

[Series Seed Preferred Stock]
The amount of security authorized is 8,000,000 with a total of 56,340 outstanding (or 3,458,340 outstanding if including 3,402,000 shares in the form of currently unexercised warrants).
Voting Rights
Series Seed Preferred Stock holders are entitled to one vote each share. No liquidation preference.
Warrants: 3,402,000 shares are in the form of currently unexercised warrants.
Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis. If the full and effective exercise of any rights of such Warrant Holder in accordance with this Agreement requires its prior exercise of a Warrant, the Company shall, and the Stockholders shall, subject to applicable laws, use their voting and management power to procure that the Company shall allow the exercise of such Warrant (subject to the terms therein) and to provide such commercially reasonable assistance (including the reasonable extension of any time constraint pertaining to the exercise of any rights of such Warrant Holder under agreement) as may be reasonably requested by such Warrant Holder.

[2020 Series N1 - Convertible Promissory Notes]
The security will convert into Equity Securities sold in the next round of Qualified Financing and the terms are outlined below:
Amount outstanding: $100,000.00 Maturity Date: December 31, 2022 Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified financing more than $1,000,000.
Material Rights
Conversion; Repayment Premium Upon Sale of the Company.

[2020 Series CF - Convertible Promissory Notes]
The security will convert into class A common stock and the terms of the 2020 Series CF - Convertible Promissory Notes are outlined below:
Amount outstanding: $1,070,000.00 Maturity Date: December 31, 2022 Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Qualified financing more than $500,000.
Material Rights
Conversion; Repayment Premium Upon Sale of the Company.
Voting Matters
Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder(s) of

underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such holder(s), including the election of directors, and to execute all appropriate instruments consistent with the Subscription Agreement on behalf of such holder(s) if, and only if, such holder(s)fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of the Subscription Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by holder(s) pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of the Subscription Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible in the amount of up to $5,000,000 dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Eli Zero or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Eli Electric Vehicles Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as, EPA(United States Environment Protection Agency), US Department of Transportation, US customs, CARB(California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch

Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits

We sell a product that will be operated on public roads. There are numerous road accidents happen year. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Manufacturing internationally may cause problems and present risk

We will work with suppliers and OEM partners in China to ensure the cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Failure to address the service requirement of our future customers may cause issues to our business.

If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2021.

Eli Electric Vehicles, Inc.

By   /s/ /s/

    Name: /s/

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China, a wholly owned subsidiary, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED BALANCE SHEET

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 96,428	$ 380,739
Prepaids and other current assets	359,445	609,948
Inventory	252,254	-
Total Current Assets	708,126	990,687
Proptery and equipment, net	2,134,153	1,033,495
Intangible Assets, net	590,812	600,539
Other Long term assets	11,861	49,985
Total Other Assets	602,673.04	650,524.17
Total Assets	$ 3,444,953	$ 2,674,705
LIABILITIED AND SOTCKHOLDERS' EQUITY		
Current Liabilities	$ 576,573	$ 17,933
Other Payables	2,373,997	1,532,953
Loan from Shareholders	4,359,643	2,691,304
Total Current Liabilities	7,310,214	4,242,191
Total Liabilities	7,310,214	4,242,191
STOCKHOLDERS' EQUITY		
Preferred Stock	6	6
Common Stock Class A	53	53
Common Stock Class B	90	90
Currency Translation Adjustment	(187,138)	-
Retained Earnings	(1,647,631)	-
Additional Paid In Capital	79,997	79,997
Net Income	(2,110,638)	(1,647,632)
Total stockholders' equity	(3,865,261)	(1,567,486)
Total liabilities and stockholders' equity	$ 3,444,953	$ 2,674,705

See accompanying notes to financial statements

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	8,473	$	2,448
Cost of goods sold		9,271		2,565
Gross profit	$	(798)	$	(117)
Operating expenses				
General and administrative		2,042,613		1,629,060
Sales and marketing		22,596		18,739
Total operating expenses		2,065,208		1,647,799
Operating income/(loss)	$	(2,066,006)	$	(1,647,916)
Other Income and Expense				
Interest Income		198		322
Interest expense		22,491		0
Other Income		25,536		752
Other Expense		47,875		791
Income/(Loss) before provision for income taxes	$	(2,110,638)	$	(1,647,632)
Provision/(Benefit) for income taxes		-		-
Net income/(loss)	$	(2,110,638)	$	(1,647,632)

See accompanying note to the financial statements

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

(In $US Dollars)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	-	$ -	-	-	-	$ -	$ -	$ -	$ -	$ -
Net Income/(Loss) December 31, 2019	-	-	-	-	-	-	-		(1,647,632)	(1,647,632)
Issuance of common shares	530,363	53	900,000	90	-	-	-		-	143
Issuance of Series Seed Preferred Stock					56,340	6	79,997		-	80,003
Balance—December 31, 2019	530,363	$53	900,000	$90	56,340	$6	$79,997		(1,647,632)	(1,567,486)
Net Income/(Loss) December 31, 2020									(2,110,638)	(2,110,638)
Currency Translation Adjustment								(187,138)		(187,138)
Balance - December 31, 2020	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ 79,997	$ (187,138)	$ (3,758,270)	$ (3,865,261)

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $US Dollars)	2020		2019	
OPERATING ACTIVITIES				
Net Income	$	(2,110,638)	$	(1,647,632)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Depreciation of property		296,391		39,295
Amortization of intangibles		41,417		20,708
Inventory		(252,254)		-
Goodwill impairment				349,661
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		250,503		(609,948)
Other long term assets		6,435		(1,029,254)
Accounts payable and accrued expenses		558,640		17,933
Other current liabilities				
Net cash provided/(used) by operating activities	$	(1,209,506)	$	(2,859,236)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(1,397,050)		(1,072,790)
Cash acquired in a share exchange acquisition		-		8,361
Net cash provided/(used) in investing activities	$	(1,397,050)	$	(1,064,429)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Shareholder loan		1,668,338		2,691,304
Borrowing on Non Shareholder loan		841,044		1,532,953
Equity raise		-		80,146
Net cash provided/(used) by financing activities	$	2,509,382	$	4,304,404
Effect of foreign currency exchange rate changes on cash		(187,138)		-
Change in cash, cash equvalents and restricted cash		(284,311)		380,739
Cash equvalents and restricted cash —beginning of year		380,739		-
Cash equvalents and restricted cash —end of year	$	96,428	$	380,739

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Eli Electric Vehicles, Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. The financial statements of Eli Electric Vehicles, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

We have finished developing our first micro-EV, Eli ZERO. We are preparing for Eli ZERO's production, delivery and sales in Q4, 2020. Our first car Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., and Eli China, a wholly owned subsidiary over which Eli Electric Vehicles, Inc exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its acquired intangibles, such as intellectual property & technology. Intangible assets are amortized over 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. ACQUISITION

On June 6, 2019, the company entered into equity transfer agreement with Binhan Li and Greenman Machinery, pursuant Binhan Li and Greenman Machinery shall transfer to the company their respective equity interest in Beijing Eli Electric Vehicles Co, Ltd. As a return, the company approved sales of 900,000 common stock class A at par value of 0.0001 per share to Binhan Li, for total value of $ 90 and 400,000 common stock class B at par value of 0.0001 per share to Greenman Machinery, for total value of $ 40. The following table outlines the purchase price allocation:

Cash	$	8,361
Prepaids and other current assets		445,708
Property and equipment		57,006
Intangible assets		621,247
Goodwill		349,661
Liabilities		(1,481,853)
Consideration exchanged	**$**	**130**

Since the Company is not operating profitably, the Company, has fully impaired the goodwill of $349,661 in the year ended 2019, and recorded the related expense in General and Administrative expense line item.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current liabilities consist of the following items:

As of December 31,		2020		2019
Prepaids and other current assets	$	359,445	$	609,948

Other current liabilities consist of the following items:

Current Liabilities	$	576,573	$	17,933
Other Payables		2,371,595		1,532,953
	$	2,948,169	$	1,550,887

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,		2020		2019
Furniture & Equipment	$	2,525,776	$	1,107,767
Total Property & Equipment, at cost		2,525,776		1,107,767
Accumulated depreciation		(391,623)		(74,272)
Property & Equipment, net	$	2,134,153	$	1,033,495

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was $296,391 and amount of $39,295, respectively.

6.   INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,		2020		2019
Beginning Balance Intangible Assets, at cost	$	650,524	$	-
Acquired technology and intellectual property		-		650,524
Acquired Goodwill		-		349,661
Goodwill writeoff		-		(349,661)
Accumulated amortization		(41,417)		(20,708)
Intangible Assets, net	$	602,673	$	629,816

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $41416 and $20,708., respectively. The schedule of future amortization is as follows:

Period	Amortization Amount
2021	$ 41,416
2022	41,416
2023	41,416
2024	41,416
2025	41,416
Thereafter	395,593
Total	$ 602,673

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 of common shares class A with a par value of $ 0.0001 and 2,000,000 of common shares class B with a par value of $ 0.0001 and 8,000,000 of preferred shares with par value of $0.0001 per share.

Common Stock

As of December 31, 2020, 530,363 shares of common stock class A are issued and 900,000 of common stock class B are issued.

Preferred Stock

As of December 31, 2020, 56,340 shares of preferred stock are issued for the amount of $ 80,003.

ELI ELECTRIC VEHICLES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

8. DEBT

Shareholder loans

During 2019, the company entered into loans agreements with certain shareholders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company also entered into a series of notes payable for aggregate proceeds of $671,632, at interest rate of 5% per annum, and are due on 12/31/2022.   Interest expense was recorded in 2020 in the amount of $13,888. This amount was accrued is included in the outstanding balance at December 31, 2020.

Total outstanding of shareholder loan as of December 31, 2020 and 2019 were $4,359,643 and $ 2,691,304, respectively.

Other loans payable

During 2019, the company entered into loans agreements with several individual lenders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company secured a loan of $321,598 from a related party individual, with an annual interest rate of 8%, mature on 11/10/2021; and another loan from an individual lender of $153,142, mature on 8/18/2021, with an interest rate of 12% per annum. The company also entered into a series of convertible notes from its Crowdfunding campaign for aggregate proceeds of $250,432 by the end of 2020, at interest rate of 5% per annum, mature on 12/31/2022. The interest on these notes are included within accrued liabilities.

Total outstanding of other loan as of December 31, 2020 and 2019 were $2,373,997 and $1,514,492, respectively . The entire loan balance has been classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of December 31,	2020	2019
Net Operating Loss	$ (2,110,638)	$ (1,647,632)
Valuation Allowance	2,110,638	1,647,632
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and 2019 are as follows:

As of December 31,	2020	2019
Net Operating Loss	$ (2,110,638)	$ (1,647,632)
Valuation Allowance	2,110,638	1,647,632
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $3,758,270. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under note 8 'Debt'.

During 2020 and 2019, the Company had related party transactions with Greenman Machinery Company, Ltd ("Greenman"), one of the company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co., Ltd. and Greenman Electric Vehicles Co., Ltd.

Below outlines the related party transactions for each year:

Purchases from Related Parties	2020	2019
Greenman Machinery Company Ltd.	$ 266,667	$1,282,556
Beijing Toppo Machinery Co., Ltd.	99,080	519,003
Total Related Party Purchases	$ 365,747	$1,801,559

Sales to Related Parties	2020	2019
Greenman Machinery Company Ltd.	$ 0	$2,766

Receivables from Related Parties	2020	2019
Greenman Electric Vehicles Co., Ltd.	$1,728	$ 0

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $3,758,270 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

ELI ELECTRIC VEHICLES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, /s/, Principal Executive Officer of Eli Electric Vehicles, Inc., hereby certify that the financial statements of Eli Electric Vehicles, Inc. included in this Report are true and complete in all material respects.



/s/

Principal Executive Officer